		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5762 fax richard.truesdell@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by AC Immune SA

June 8, 2016

Re:	AC Immune SA Registration Statement on Form F-1 File No. 333-211714

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission in response to comment number 10 contained in the Staff’s letter dated September 24, 2015 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1 (file number 333-211714, the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

Estimated Offering Price

We hereby provide the following proposed preliminary price range information relating to the Offering for the Staff’s review. The initial offering price to the public of the Company’s common shares (the “Common Shares”) is expected to be between $[***Redacted***] and $[***Redacted***] per share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range stated in the preliminary prospectus will be within the range provided above.

Historical Fair Value Determination Methodology

The Company’s discussion of share-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Share-Based Compensation” (the “Section”) which has previously been filed

Division of Corporation Finance
U.S. Securities and Exchange Commission	2	June 8, 2016

FOIA Confidential Treatment Request Pursuant to Rule 83 by AC Immune SA

and is included on pages 83 through 85 of the Registration Statement. The Company’s Board of Directors has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation.

As discussed below, the Company’s Board of Directors has historically considered various objective and subjective factors such as the pricing of recent financing transactions, the rights and preferences of the Company’s preferred shares relative to the common shares at the time of each grant, the ongoing expenses associated with research and development, ongoing clinical trials and the lack of marketability of the Company’s common shares, to determine the fair value of the Company’s common shares.

Historically, AC Immune has granted options throughout the course of the year with the primary determinant being the hiring date / hiring anniversaries and promotion date / promotion anniversaries of the recipients of such options. Consequently, AC Immune evaluates the fair value of its common shares on a quarterly basis to assess whether there have been material changes in the Company and its prospects which would warrant an amendment of the fair value of the Company’s common shares.

Table 1 contains the number of options granted in each quarter in 2015, in Q1 2016 and to June 2, 2016 along with the exercise price of the options.

Table 1 – Option Grants in 2015 and 2016 Year to Date(1)

[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]

[***Redacted***]

[***Redacted***]

[***Redacted***]

The midpoint of the price range provided above is $[***Redacted***] or CHF [***Redacted***] per share (based on the 30 day daily average USD to CHF exchange rate of 0.9771 as of May 31, 2016 as reported by Bloomberg). In comparison, Table 2 below shows the Company’s calculation of the fair value of the Company’s equity securities and the fair value for purposes of share-based compensation since January 1, 2015.

Table 2 – Evolution of Company Value for Purposes of Share-Based Compensation

	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]

[***Redacted***]

Division of Corporation Finance
U.S. Securities and Exchange Commission	3	June 8, 2016

FOIA Confidential Treatment Request Pursuant to Rule 83 by AC Immune SA

[***Redacted***]

[***Redacted***]

[***Redacted***]

The primary reasons for the differing fair values per share over the time periods set forth above are as follows:

•	Genentech determined to move crenezumab, the Company’s lead product candidate, into phase 3 clinical trials. As a result, the Company increased the aggregate fair value of the Company from CHF [***Redacted***] to CHF [***Redacted***] (the transition from phase 2 to phase 3 clinical trials results in a reduction in the probability weighted risk adjustment factor, which, in turn, increases the implied risk adjusted value of the crenezumab program).

•	In October 2015, the Company successfully completed a private placement of its Series E preferred shares (the “Series E Private Placement”). The Series E preferred shares issued in the Series E Private Placement have participation preferences similar to the Company’s other outstanding preferred shares. An aggregate of 3,113,250 Series E preferred shares were issued to certain institutions that were not currently shareholders and certain existing shareholders for an aggregate subscription amount of approximately $30.0 million. The purchase price was $9.63628 per share which corresponds to approximately CHF 9.4754 per share (based on the USD to CHF exchange rate of 0.98331 in effect at the time of the closing of the Series E Private Placement). The Series E Private Placement was completed following the announcement by Genentech that (i) it was planning a phase 3 clinical trial for crenezumab and (ii) it had selected a lead for the anti-Tau antibody program and was planning to commence phase 1 trials in late 2016. Genentech’s announced move of crenezumab from phase 2 to phase 3, coupled with further progress in many of the Company’s clinical and pre-clinical programs in 2015, resulted in the Series E Private Placement being conducted based on a $[***Redacted***] pre-money valuation, which implies a CHF [***Redacted***] valuation (based on the USD to CHF exchange rate of 0.98331 in effect at the time of the closing of the Series E Private Placement). The Company used CHF [***Redacted***] as the basis for the fair value of the Company for all options granted in the fourth quarter of 2015 (prior to the adjustments described in Table 2 above for (i) the liquidation preference of the preferred shares, (ii) the relative ranking of the preferred shares and the common shares, including with respect to governance and dividend rights, and (iii) a liquidity discount to take into consideration that the securities are highly illiquid with no ability to force a liquidity event).

•	The Company’s board of directors maintained the CHF[***Redacted***] valuation in Q1 2016 since there were active discussions regarding an extension of the Series E Private Placement (the “Series E Private Placement Extension”). In April 2016, an aggregate of 1,401,792 additional Series E preferred shares were issued to certain strategic investors, individuals and existing shareholders for an aggregate subscription amount of approximately $13.5 million. The purchase price was $9.6368 per share, which is approximately CHF 9.4206 per share (based on the USD to CHF exchange rate of 0.9774 in effect at the time of closing of the Series E Private Placement Extension). The Series E Private Placement Extension implied a post-money valuation of the Company of $[***Redacted***] or approximately CHF [***Redacted***] (based on the same exchange USD to CHF exchange rate ), which the Company used as the basis for the fair value of the Company for all options granted starting in Q2 2016 (prior to the adjustments described in clauses (i)-(iii) of the immediately preceding bullet).

Division of Corporation Finance
U.S. Securities and Exchange Commission	4	June 8, 2016

FOIA Confidential Treatment Request Pursuant to Rule 83 by AC Immune SA

Fair Value Analysis

To compute its expense for equity-settled share-based payment transactions, the Company estimates the fair value of its option awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including:

•	the expected volatility of its shares,

•	the risk-free interest rate,

•	the expected term of the award,

•	expected dividends, and

•	the fair value of its common shares on the date of grant.

An overview of the Black-Scholes model and the key inputs is contained in the Section of the Registration Statement.

Estimated Price Range

We note that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

The last fair value determination for the Company’s common shares was made by the Board of Directors of the Company on the basis of the terms of the Series E Private Placement Extension in April 2016. The Company believes that the difference between the fair value of its shares as of the completion of the Series E Private Placement Extension and the midpoint of the estimated price range provided above is primarily a result of the following:

•	announcement of a new collaboration with Biogen covering the Company’s alpha-synuclein and TDP-43 PET imaging (diagnostics) programs which is expected to result in an increase in research and development expenditures allocated to these two programs (mostly funded from contributions provided by Biogen) and could potentially accelerate the development timetable for these product candidates. Due to the nature of these compounds, the regulatory review process is expected to be shorter than for the Company’s therapeutic product candidates,

•	regulatory progression of the Company’s product candidates, including in particular its anti-tau antibody program, for which a lead development candidate has been selected and where the Company’s collaboration partner has indicated that it intends to move this program into Phase 1 clinical development by the end of fiscal 2016, which would trigger a [***Redacted***] milestone payment due to the Company, and

•	creation of liquidity through the initial public offering — that is, the estimated offering price range assumes that an initial public offering has occurred, a public market for the Company’s common shares has been created and the Company’s preferred shares have converted into common shares in connection with the offering. The price range for the Offering therefore excludes any marketability or illiquidity discount for the Company’s common shares.

Division of Corporation Finance
U.S. Securities and Exchange Commission	5	June 8, 2016

FOIA Confidential Treatment Request Pursuant to Rule 83 by AC Immune SA

The Company observes that had it assumed a share price of $[***Redacted***] or CHF [***Redacted***] using the above exchange rate of 0.9774 (the CHF equivalent of the midpoint of the price range provided above) for the grants since January 2015, the resulting increase in its first quarter 2016 operating expense would have been an immaterial amount (CHF [***Redacted***]) which amounts to [***Redacted***]% of total operating expenses during the period), and the resulting increase in its full year 2015 operating expenses would have been similarly immaterial (CHF [***Redacted***] which amounts to [***Redacted***]% of 2015 operating expenses) under the same assumptions.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr. Richard D. Truesdell, Jr.

cc:	Via E-mail

Andrea Pfeifer, Chief Executive Officer

George Pavey, Chief Financial Officer

AC Immune SA